[redacted]

14047455

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section
FEB 28 2014
Washington DC
404

SEC FILE NUMBER
8- 68937

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Merus Capital Partners, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

88 Pine Street, 17th Floor
(No. and Street)

New York	New York	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan Borrelli — (646) 651 - 1762
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein Kass
(Name -- *if individual, state last, first, middle name*)

4 Becker Farm Rd	Roseland	NJ	07068
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan Borrelli, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Merus Capital Partners, LLC, as of December 31 ,20 13 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

IRINA ALTER
NOTARY PUBLIC-STATE OF NEW YORK
No. 02AL6252244
Qualified In Nassau County
My Commission Expires December 05, 2015

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MERUS CAPITAL PARTNERS LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2013

MERUS CAPITAL PARTNERS LLC

CONTENTS

Rothstein Kass
Powered by Trust™

4 Becker Farm Road
Roseland, NJ 07068
973.994.6666
www.rkco.com

INDEPENDENT AUDITORS' REPORT

To Merus Capital Partners, LLC

We have audited the accompanying statement of financial condition of Merus Capital Partners, LLC (the "Company"), as of December 31, 2013 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Merus Capital Partners, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Rothstein Kass

Roseland, New Jersey
February 25, 2014

MERUS CAPITAL PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2013		
ASSETS		
Cash	$	15,332
Due from broker		46,464,401
Securities owned, at fair value		103,960,492
Property and equipment, net		343,364
Other assets		298,674
	$	151,082,263
LIABILITIES AND MEMBERS' EQUITY		
Liabilities		
Securities sold, not yet purchased, at fair value	$	102,375,044
Accounts payable and accrued expenses		5,184,795
Due to related parties		2,883,222
Total liabilities		110,443,061
Members' equity		40,639,202
	$	151,082,263

See accompanying notes to financial statement.

MERUS CAPITAL PARTNERS LLC

NOTES TO FINANCIAL STATEMENT

1. Nature of business and summary of significant accounting policies

Nature of Business

Merus Capital Partners LLC (the "Company") is a limited liability corporation organized under the laws of the state of Delaware on April 25, 2011. The Company's operations consist primarily of engaging in principal transactions with their own proprietary accounts for trading purposes.

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the NASDAQ OMX PHLX, and the Securities Investor Protection Corporation ("SIPC").

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

These financial statements were approved by management and available for issuance on February 25, 2014. Subsequent events have been evaluated through this date.

Valuation of Investments in Securities and Securities at Fair Value - Definition and Hierarchy

In accordance with GAAP, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various valuation approaches. In accordance with GAAP, a fair value hierarchy for inputs is used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

1. Nature of business and summary of significant accounting policies (continued)

Valuation of Investments in Securities and Securities at Fair Value – Definition and Hierarchy (continued)

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors including, the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement in its entirety falls, is determined based on the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

1. Nature of business and summary of significant accounting policies (continued)

Valuation Techniques

Investments in Securities

The Company values investments in securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

Many cash and over-the-counter ("OTC") contracts have bid and ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Company's valuation policies do not require that fair value always be a predetermined point in the bid-ask range. The Company's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "ask" price if sold short

Revenue and Expense Recognition from Securities Transactions

Securities transactions and the related revenues and expenses are recorded on the trade-date basis and unrealized gains and losses are reflected in revenues.

Translation of Foreign Currency

Assets and liabilities denominated in foreign currencies are translated into United States dollar amounts at the year-end exchange rates. Transactions denominated in foreign currencies, including purchases and sales of investments, and income and expenses, are translated into United States dollar amounts on the transaction date. Adjustments arising from foreign currency transactions are reflected in the statement of operations.

The Company does not isolate that portion of the results of operations arising from the effect of changes in foreign exchange rates on investments from fluctuations arising from changes in market prices of investments held. Such fluctuations are included in principal transactions in the statement of operations.

Property and Equipment

Property and equipment is stated at cost less accumulated depreciation and amortization. The Company provides for depreciation and amortization as follows:

Asset	Estimated Useful Life	Principal Method
Office equipment	5 years	Straight Line
Computer equipment	5 years	Straight-Line
Leasehold improvements	lease term	Straight-Line

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes

The Company is a limited liability company, and treated as a partnership for income tax reporting purposes. The Internal Revenue Code ("IRC") provides that any income or loss is passed through to the members for federal and state income tax purposes. Accordingly, the Company has not provided for federal or state income taxes.

At December 31, 2013, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination will always be subject to ongoing reevaluation as facts and circumstances may require. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to its inception.

The determination of the Company's provision for income taxes requires significant judgment, the use of estimates, and the interpretation and application of complex tax laws. Significant judgment is required in assessing the timing and amounts of deductible and taxable items and the probability of sustaining uncertain tax positions. The benefits of uncertain tax positions are recorded in the Company's financial statements only after determining a more-likely-than-not probability that the uncertain tax positions will withstand challenge, if any, from tax authorities. When facts and circumstances change, the Company reassesses these probabilities and records any changes in the consolidated financial statements as appropriate. Accrued interest and penalties related to income tax matters are classified as a component of income tax expense.

In accordance with GAAP, the Company is required to determine whether a tax position of the Company is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any related appeals or litigation processes, based on the technical merits of the position. The tax benefit to be recognized is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized could result in the Company recording a tax liability that would reduce members equity. This policy also provides guidance on thresholds, measurement, de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition that is intended to provide better financial statement comparability among different entities. Management's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

1. Nature of business and summary of significant accounting policies (continued)

Income Taxes (continued)

The Company files its income tax returns in the U.S. federal and various state and local jurisdictions. Generally, the Company is no longer subject to income tax examinations by major taxing authorities since inception. Any potential examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with U.S. federal, state and local tax laws. The Company's management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires the Company's management to make estimates and assumptions that affect the amounts disclosed in the financial statements. Actual results could differ from those estimates.

Securities Owned

Securities owned are valued at market and unrealized gains and losses are reflected in the consolidated statement of operations. Other securities traded in the over-the-counter markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price if held long, and last reported "asked" price if sold short.

2. Fair value measurements

The Company's assets and liabilities recorded at fair value have been categorized based upon a fair value hierarchy as described in the Company's significant accounting policies in Note 1.

The following table presents information about the Company's assets and liabilities measured at fair value as of December 31, 2013 (in thousands):

	Level 1	Level 2	Level 3	Total
ASSETS: (at fair value)				
Securities owned				
Corporate Equities				
Basic Materials	$ 16,622	$ 31	$ -	$ 16,653
Energy	1,970	8	-	1,978
Financial	4,053	-	-	4,053
Services	19,182	9,162	-	28,344
Consumer Goods	19,042	68	-	19,110
Industrial Goods	3,250	-	-	3,250
Healthcare	4,155	240	-	4,395
Technology	24,955	581	-	25,536
Exchange Traded Funds	545	96	-	641
Total securities owned	$ 93,774	$ 10,186	$ -	$ 103,960
LIABILITIES: (at fair value)				
Securities not yet purchased				
Corporate Equities				
Basic Materials	$ 12,239	$ 56	$ -	$ 12,295
Energy	1,452	-	-	1,452
Financial	4,278	43	-	4,321
Services	4,335	2	-	4,337
Consumer Goods	4,556	-	-	4,556
Industrial Goods	5,697	1	-	5,698
Healthcare	36,045	129	-	36,174
Technology	25,824	391	-	26,215
Exchange Traded Funds	7,323	4	-	7,327
Total securities not yet purchased	$ 101,749	$ 626	$ -	$ 102,375

3. Property and equipment

Details of property and equipment at December 31, 2013 are as follows:

Office Equipment	$	212,173
Leasehold Improvements		265,000
Computer Equipment		212,764
		689,937
Less accumulated depreciation and amortization		346,573
	$	343,364

Depreciation and amortization expense was approximately $206,000 for the year ended December 31, 2013.

4. Liabilities subordinated to claims of general creditors

At December 31, 2013, the Company did not have any subordinated loan agreements.

5. Net capital requirement

The Company, as a member of PHLX, is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 8 to 1 in the first year of operations and 15 to 1 in subsequent years and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company's net capital was approximately $5,568,000, which was approximately $5,030,000 in excess of its minimum requirement of $537,868.

6. Members' equity

In 2013, the Company issued $5,250,000 of Class C Preferred membership interest. Each Preferred member is entitled to receive in preference to any other interest holder dividends of 10% of the original purchase price per annum when and if declared by the Board of Managers. The Board of Managers will not declare a Class C Preferred dividend, in any year, if the amount of the dividend is greater than the operating results of the Company. Declared dividends at the discretion of the Board of Managers of the Company will be distributed annually at or around the time the accounting cycle has concluded. In the event of liquidation, the holders of Class C Preferred shall be entitled to receive, in preference to the holders of Class A and Class B, an amount equal to the price paid per Class C Preferred, plus all declared but unpaid dividends. Commencing on the date that is one year after closing, and any date thereafter, the Company at its discretion may repurchase the Class C Preferred interest at a price equal to the original purchase price. The Class C Preferred member interest holds no voting rights. Class A and Class B members are entitled to a percentage of the net operating results of the Company after contemplating any Class C preferred distributions. They comprise the entire voting members of the Company and maintain permanent capital pursuant to their subscription agreements. They also have "Right of First Refusal" provisions in the event of any sale or transfer of stock between members. Class A members will retain a portion percentage which exceeds Class B members for the first three years of operation. Class A members hold three permanent Board of Director's voting seats while Class B members hold the remaining two seats.

7. Off-balance sheet risk

Pursuant to clearance agreements, the Company introduces all of its securities transactions to clearing brokers on a fully-disclosed basis. All of the Company's money balances are carried on the books of the clearing brokers. In accordance with industry practice and regulatory requirements, the Company and the clearing brokers monitor collateral on the Company's accounts.

In addition, the receivables from the clearing brokers are pursuant to these clearance agreements and includes a clearing deposit of $10,000 for a Joint Back Office ("JBO") arrangement with its clearing broker.

8. Concentrations of credit risk

In the normal course of business, the Company has no customer activities that would involve the execution, settlement, and financing of various customer securities transactions. The Firm only trades its own invested capital as proscribed in its operating agreement.

The Company maintains its cash balances in various financial institutions. These balances are insured by the Federal Deposit Insurance Corporation up to $250,000 per institution.

9. Exemption from Rule 15c3-3

The Company is exempt from the Securities and Exchange Commission Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

10. Commitments and contingencies

Pursuant to lease agreements, the Company pays rent for office space located at 88 Pine Street in lower Manhattan. The lease agreement expires in February of 2023. Rent expense under these agreements for the year ended December 31, 2013 was $360,494.

Aggregate future lease payments of office space and equipment to the Company's parent for the ten years subsequent to December 31, 2013 are approximately as follows:

Year Ending December 31,	
2014	$ 329,400
2015	329,400
2016	329,400
2017	356,900
2018	362,300
Thereafter	1,177,600
	$ 2,885,000

11. Related party transactions

The Company entered into an agreement with the CEO to compensate him for any net income that exceeds the approved Merus Capital Partners LLC Business Plan. In accordance with this agreement, the fees outstanding through December 31, 2013 were approximately $1,067,000 and are included in due to related parties on the accompanying statement of financial condition. The amount is non-interest bearing and due on demand.

The Company has other amounts due to related parties in the normal course of business, amounting to approximately $1,816,000 at December 31, 2013. These amounts are non-interest bearing and due on demand.

12. Recent Regulatory Developments

In July 2013, the U.S. Securities and Exchange Commission ("SEC") adopted amendments to its broker-dealer reporting rules, which now require, among other things, that audits of all SEC-registered broker-dealers be conducted under Public Company Accounting Oversight Board ("PCAOB") standards for fiscal years ending on or after June 1, 2014, effectively replacing the American Institute of Certified Public Accountants with the PCAOB as the auditing standard-setter for auditors of broker-dealers, and replacing Generally Accepted Auditing Standards with PCAOB standards for broker-dealers that are subject to audit. Broker-dealers will be required to file either compliance reports or exemption reports, as applicable, and file reports of independent public accountants covering compliance reports or exemption reports (prepared in accordance with PCAOB standards). Additionally, effective December 31, 2013, if a broker-dealer is a SIPC member firm, broker-dealer audited financial statements will also be required to be submitted to SIPC, and broker-dealers will be required to file a new quarterly Form Custody.

In addition, SEC adopted amendments to various financial responsibility rules. For a broker-dealer such as Merus Capital Partners, these amendments were mostly technical in nature and effectively ratified various interpretive and no-action positions taken by the SEC staff over many years or which conformed to existing practices or self-regulatory organization rules.

Management has evaluated the implications of the amendments to the broker-dealer reports and the financial responsibility rules and does not expect that the adoption of the amendments will have a material impact on the Company or its financial statements.

13. Subsequent Events

The Company is planning to distribute a portion of the Company's 2013 net operating results pursuant to the Operating Agreement to all members of both Class A and Class B. In addition, the Company has remitted a 10% preferred distribution after the Board of Directors convened and voted on this on February 10, 2014. The amount of $525,000 for Class C preferred members was distributed on February 18, 2014. The distribution for both Class A and Class B members is anticipated to be $12,200,000.